JULIE A. SMITH D 214.922.4113 F 214.922.4142 jsmith@hallettperrin.com

June 15, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, DC 20549

Re:	Capview Residential Income – Fund VII, LP
Amendment No. 4 to Offering Statement on Form 1-A Filed May 28, 2021 File No. 024-11443

Ladies and Gentlemen:

On behalf of Capview Residential Income – Fund VII, LP (“CRI7”) we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to CRI7 dated June 10, 2021 (the “Comment Letter”) regarding Company’s Offering Statement on Form 1-A (CIK 0001839702) (the “Offering Statement”).

CRI7 is concurrently filing via EDGAR today Amendment No. 5 to the Offering Statement (“Amendment No. 5”), which includes changes to the Offering Statement in response to the Staff’s comments set forth in the Comment Letter, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 5.

We understand that the Staff may have additional comments after reviewing Amendment No. 5 and the responses set forth below.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been repeated herein in bold font, with CRI7’s responses immediately following each of the Staff’s comments. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to Amendment No. 4. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 5.

1

Amendment No. 4 to Form 1-A filed May 28, 2021

General

1.

We note your revised disclosure and statement on page 2 that your ability to accept or reject irrevocable subscriptions within the 45 day period is “subject to our needs consistent with the use of proceeds described in this offering circular.” Please provide further analysis as to why you believe this is not a delayed offering prohibited by Rule 251(d)(3)(i)(F) of Regulation A.

Response: Based upon telephone discussions with Staff, CRI7 has revised the disclosure in Amendment No. 5 to indicate that it will accept or reject a prospective investor’s subscription within ten business days of receipt of a complete subscription application. Further, to clarify how and when an investor’s preferred return will begin to accrue, CRI7 has modified the language in its proposed Amended and Restated Limited Partnership Agreement to make clear that the investor’s preferred return calculations will begin on the twentieth business day following CRI7’s acceptance of such investor’s subscription. CRI7 has made conforming changes to the disclosure relating to the preferred return the "Summary of Limited Partnership Agreement" in Amendment No. 5.

If you have any questions in connection with these comments, please do not hesitate to contact me at (214) 922-4113 or by email at jsmith@hallettperrin.com.

Sincerely,

Hallett & Perrin, P.C.

By:	/s/ Julie A. Smith
Julie A. Smith

Enclosure

cc:	John Hammill, Chief Executive Officer, Capview Partners, LLC
Kevin Connelly, Chief Financial Officer, Capview Partners, LLC

2